Exhibit (a)(9)

Letter to Shareholders

Dear Valued Shareholders:

Advanced Semiconductor Engineering, Inc. (“ASE”) engaged in an unsolicited tender offer to acquire up to 25% of common shares of Siliconware Precision Industries Co., Ltd. (“SPIL”) and/or American Depositary Shares (“ADSs”) The Board of Directors is unanimous in its opposition to this attempt to take over SPIL, and believes that the offered price undervalues SPIL’s value, lack of reasonable premium, could affect SPIL’s business and strategic decisions, limit future growth opportunities and will create severe uncertainty for shareholder’s future.

The Board of Directors asks that shareholders not tender your shares to ASE, or withdraw any tender you may have already made.

ASE’s tender offer is not in the best interest of shareholders. Thus, shareholders should consider the following factors in evaluating ASE’s offer:

1.	ASE did not offer a reasonable premium for the shares.

Although ASE stated that the tender offer represents a purely financial investment and that it has no plans to intervene in SPIL’s businesses, ASE also has publicly stated that in light of growing global competition as well as the semiconductor industry consolidation trend is imminent, and ASE intends to seeks to establish an opportunity to cooperate with SPIL through this offer.

These two public statements are conflicting and wholly inconsistent with each other, therefore, the Board of Directors believes that it shows that ASE’s interest is in taking over SPIL rather than a purely financial investment.

In general, acquiring a significant ownership interest of a company usually includes an “acquisition premium” in order to entice exisiting shareholders to sell. In this case however, the Board of Directors believes that ASE’s NT$45 offer does not offer any meaningful acquisition premium.

Compared with the volume-weighted average trading price of the SPIL’s Common Shares over the last six months, which is NT$46.78, ASE’s offer price rather reflected a 3.9% discount; the inadequacy of ASE’s offer from a financial point of view has been confirmed by SPIL’s financial advisor, J.P. Morgan Securities (Asia Pacific) Limited, and also below the reasonable transaction price range suggested by the certified public accountant Fu-Jie Hsu from Ding Shuo Certified Accountants.

ASE claimed that it is paying a “premium” of 34.3% for SPIL’s common shares calculated based on the closing price of NT$33.50 on August 21, 2015, which was the lowest closing price of SPIL’s common shares for 2015 except for August 7 and 9. ASE’s offer is a discount from SPIL’s highest closing price of NT$56.2 on February 25, 2015, but ASE still claims that its offered price is beneficial to SPIL’s shareholders in the long-term, but the Board of Directors disagrees with this claim.

The Board of Directors believes that ASE’s offered price lacks a reasonable premium, and recommends shareholders not to tender your shares.

2.	ASE’s offer could interfere in SPIL’s future development and adversely impact SPIL.

ASE and SPL are two separate companies that compete in the same industry, and if ASE successfully acquires 25% of SPIL’s shares, it will grant ASE significant leverage in blocking any future strategic transaction which would require shareholder approval. In other words, a large ownership stake would provide ASE an effective ‘veto’ vote on any issue that requires shareholder approval. ASE will be well positioned to replace board members and possibly change the strategic direction of SPIL, which might not benefit shareholders.

The Board of Directors also believes that the tender offer documents lack any concrete substance or details as to ASE’s future plans with respect to the business relationship between ASE and SPIL. Since two companies have a high percentage of shared customers, the business prospects of both businesses might be adversely affected since many of our customers usually rely on at least two vendors for each of their suppliers.

3.	SPIL and Hon Hai establish strategic alliance, and strengthen long term competitiveness through vertical integration.

SPIL has signed a Strategic Alliance and Share Exchange Agreement with Hon Hai Precision Industry Co., Ltd. to form a strategic alliance including a share exchange, which the Board of Directors believes will be extremely beneficial for both companies. Through this strategic alliance, both companies plan to strengthen technologies complementary to develop advanced technology in order to fulfill future product development demands. The Board of Directors also believes that this strategic alliance will increase SPIL’s long term competitiveness through vertical integration with Hon Hai’s businesses. SPIL has scheduled an EGM on October 15, 2015 to request shareholders’ approval of article amendment resolutions in order to facilitate the alliance with Hon Hai.

In conclusion, SPIL’s Board of Directors unanimously recommends that shareholders do not tender your shares, reject ASE’s attempt to take over SPIL, and support SPIL’s EGM on October 15th so that all resolutions may be approved.

Yours Truly

Bough Lin, Chairman

September 17th, 2015

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